Exhibit 99.1

Ballard Reports Q4 2022 Results

VANCOUVER, BC, March 17, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced consolidated financial results for the fourth quarter ended December 31, 2022. All amounts are in U.S. dollars unless otherwise noted and have been prepared in accordance with International Financial Reporting Standards (IFRS).

"With an increasingly constructive policy landscape for hydrogen globally, we are excited by the growing end customer interest to decarbonize mobility and stationary power applications with fuel cells," said Randy MacEwen, President and CEO. "2022 proved to be an important year for Ballard as we achieved key customer platform wins across our verticals of bus, truck, rail and marine, along with early traction in select stationary power applications. This dynamic is supporting our planned transition of Ballard's business model to a heavier focus on growing sales of Power Products and reduced relative contribution of Technology Solutions. Bolstered by strong order intake in Q4 in Europe and North America, we ended 2022 with an Order Backlog of $133.4 million, with Power Products up more than double from the end of 2021 and up almost 60% from the end of Q3."

"We are also excited with the measured progress we are making on our investments in strategic technology and product development programs and advanced manufacturing initiatives, underpinning our roadmap for continued product performance improvements while also achieving significant product cost reductions," Mr. MacEwen added.

Mr. MacEwen continued, "In Q4, we delivered revenue of $20.5 million and gross margin of (29)%. On revenue, we continue to be disappointed with delayed adoption in the China market and low activity levels at the Weichai-Ballard JV, which weighed on our 2022 results. We are working closely with our Weichai-Ballard JV to unlock growth in the China fuel cell bus and truck markets. Gross margin results partly reflect strategic pricing on customer platform wins during a period of inflationary costs. We expect these dynamics to persist into 2024 until our volume ramps and our product cost reduction initiatives move into production. On costs, we achieved our guided targets for total operating expenses and capital expenditures for full year 2022. We ended the year with $913.7 million in cash reserves."

Mr. MacEwen concluded, "In 2023, we believe we are well positioned to compete and grow in an increasingly exciting market. We continue to prudently manage our balance sheet as we execute on our planned investments in technology and products, advanced manufacturing, product cost reduction, our local-for-local manufacturing strategy, and providing an outstanding customer experience."

Q4 2022 Financial Highlights
(all comparisons are to Q4 2021 unless otherwise noted)

•	Total revenue was $20.5 million in the quarter, down 44% year-over-year.
•	Power Products revenue of $13.5 million decreased 49%, driven by lower shipments of fuel cell products.
•	Heavy-Duty revenues of $9.2 million decreased 59% due to lower shipments of fuel cell products in China and Europe.
•	Stationary Power Generation revenues of $2.7 million decreased 2%, due to lower sales in Europe, partially offset by increased sales in China.
•	Material Handling revenues of $1.6 million increased 23%, primarily as a result of higher shipments to Plug Power.
•	Technology Solutions revenue of $7.0 million decreased 31% due primarily to decreased amounts earned on the Weichai Ballard JV and substantial completion of the Audi program.
•	Gross margin was (29)% in the quarter, a decrease of 42-points, driven by a combination of a greater weight of power products in the revenue mix, pricing strategy, increased investment in manufacturing capacity, increases in supply costs and inventory adjustments.
•	Total Operating Expenses and Cash Operating Costs[3] were $37.0 million and $30.6 million, respectively, in the quarter, an increase of 15% and 15%, respectively. Increases were driven primarily by higher expenditure on research, technology and product development activities.
•	Adjusted EBITDA[3] was ($46.4) million, compared to ($25.5) million in Q4 2021, primarily a result of the decrease in gross margin and increase in Cash Operating Costs.
•	Ballard received approximately $52.2 million of new orders in Q4, and delivered orders valued at $20.5 million, resulting in an Order Backlog of approximately $133.4 million at end-Q4. Order Backlog growth was driven predominantly by increased orders from Europe, which now represent approximately 64% of the total Order Backlog, compared to approximately 38% at end-Q4 2021. Specifically, the Power Products backlog as of Q4 2022 is more than double the amount in Q4 2021, and is up almost 60% from end-Q3 2022.
•	The 12-month Order Book was $57.3 million at end-Q4, an increase of $6.3 million from the end of Q3 2022. The 12-month Power Products Order Book increased by 37% as compared to end-Q4 2021 and by a similar percentage from the end of Q3 2022. Additionally, order intake in of $52.2 million in Q4 2022 was 124% higher than the 12 month average ending in Q3 2022 of $23.3 million.
Order Backlog ($M)	Order Backlog at End-Q3 2022	Orders Received in Q4 2022	Orders Delivered in Q4 2022	Order Backlog at End-Q4 2022
Total Fuel Cell Products & Services	$101.7	$52.2	$20.5	$133.4

Ballard Power Systems Q4 results (CNW Group/Ballard Power Systems Inc.)

2023 Outlook

Consistent with the Company's past practice, and in view of the early stage of hydrogen fuel cell market development and adoption, we are not providing specific revenue or net income (loss) guidance for 2023. In 2023, we continue our plan to invest in the business ahead of the hydrogen growth curve. Ballard's Total Operating Expense4 and Capital Expenditure5 guidance ranges for 2023 are as follows:

2023	Guidance
Total Operating Expense[4]	$135 - $155 million
Capital Expenditure[5]	$40 - $60 million

Q4 2022 Financial Summary

(Millions of U.S. dollars)	Three months ended December 31
	2022	2021	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$9.2	$22.5	(59) %
Material Handling	$1.6	$1.3	23%
Stationary Power Generation	$2.7	$2.7	(2) %
Sub-Total	$13.5	$26.6	(49) %
Technology Solutions	$7.0	$10.1	(31) %
Total Fuel Cell Products & Services Revenue	$20.5	$36.7	(44) %
PROFITABILITY
Gross Margin $	($5.9)	$4.8	(224) %
Gross Margin %	(29) %	13%	(42)pts
Operating Expenses	$37.0	$32.3	15%
Cash Operating Costs[3]	$30.6	$26.6	15%
Equity loss in JV & Associates	($6.8)	($4.9)	39%
Adjusted EBITDA[3]	($46.4)	($25.5)	(82) %
Net Loss from continuing operations	($34.4)	($43.8)	21%
Loss Per Share	($0.12)	($0.15)	(15) %
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($27.1)	($23.5)	15%
Working Capital Changes	$5.9	($7.1)	(183) %
Cash used in	($21.2)	($30.7)	-31%
Operating Activities
Cash Reserves	$913.7	$1,123.9	(19) %

(Millions of U.S. dollars)
	Twelve months ended December 31
	2022	2021	% Change
REVENUE
Fuel Cell Products & Services:[1,2]
Heavy Duty Motive	$38.9	$51.7	(25) %
Material Handling	$6.4	$8.1	(22) %
Stationary Power Generation	$10.9	$8.2	33%
Sub-Total	$56.2	$68.0	(17) %
Technology Solutions	$27.6	$36.5	(24) %
Total Fuel Cell Products & Services Revenue	$83.8	$104.5	(20) %
PROFITABILITY
Gross Margin $	($13.1)	$14.0	(193) %
Gross Margin %	(16) %	13%	29pts
Operating Expenses	$145.8	$102.1	43%
Cash Operating Costs[3]	$118.8	$83.8	42%
Equity loss in JV & Associates	($11.6)	($16.1)	(28) %
Adjusted EBITDA[3]	($144.0)	($82.2)	(75) %
Net Loss from continuing operations	($173.5)	($114.4)	(52) %
Loss Per Share	($0.58)	($0.39)
CASH
Cash provided by (used in) Operating Activities:
Cash Operating Loss	($121.7)	($68.9)	77%
Working Capital Changes	($10.4)	($11.6)	(10) %
Cash (used in	($132.2)	($80.5)	64%
Operating Activities
Cash Reserves	$913.7	$1,123.9

For a more detailed discussion of Ballard Power Systems' fourth quarter 2022 results, please see the company's financial statements and management's discussion & analysis, which are available at www.ballard.com/investors, www.sedar.com and www.sec.gov/edgar.shtml.

Conference Call

Ballard will hold a conference call on Friday, March 17, 2023 at 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time) to review fourth quarter 2022 operating results. The live call can be accessed by dialing +1.604.638.5340. Alternatively, a live audio and webcast can be accessed through a link on Ballard's homepage (www.ballard.com). Following the call, the audio webcast and presentation materials will be archived in the 'Earnings, Interviews & Presentations' area of the 'Investors' section of Ballard's website (www.ballard.com/investors).

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

Important Cautions Regarding Forward-Looking Statements

This release contains forward-looking statements concerning the hydrogen economy and markets for our products and the effects of governmental regulations on such markets, expected revenues, operating expenses, capital expenditures, corporate development activities, impacts of investments in manufacturing and R&D capabilities and market growth, and our carbon emissions goals. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand. For a detailed discussion of the factors and assumptions that these statements are based upon, and factors that could cause our actual results or outcomes to differ materially, please refer to Ballard's most recent management discussion & analysis. Other risks and uncertainties that may cause Ballard's actual results to be materially different include general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. These forward-looking statements are provided to enable external stakeholders to understand Ballard's expectations as at the date of this release and may not be appropriate for other purposes. Readers should not place undue reliance on these statements and Ballard assumes no obligation to update or release any revisions to them, other than as required under applicable legislation.

Further Information

Kate Charlton +1.604.453.3939, investors@ballard.com or media@ballard.com

Endnotes

1 We report our results in the single operating segment of Fuel Cell Products and Services. Our Fuel Cell Products and Services segment consists of the sale and service of PEM fuel cell products for our power product markets of Heavy Duty Motive (consisting of bus, truck, rail and marine applications), Material
Handling and Stationary Power Generation, as well as the delivery of Technology Solutions, including engineering services, technology transfer and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.
[2] The UAV market has been classified as a discontinued operation in our third quarter of 2020 consolidated condensed financial statements. As such, the assets of the UAV market have been classified as assets held for sale as of September 30, 2020. Furthermore, the historic operating results of the UAV market for 2020 have been removed from continuing operating results and are instead presented separately in the statement of comprehensive income as income from discontinued operations.
[3] Note that Cash Operating Costs, EBITDA, and Adjusted EBITDA are non-GAAP measures. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. Ballard believes that Cash Operating
Costs, EBITDA, and Adjusted EBITDA assist investors in assessing Ballard's operating performance. These measures should be used in addition to, and not as a substitute for, net income (loss), cash flows and other measures of financial performance and liquidity reported in accordance with GAAP. For a reconciliation of Cash Operating Costs, EBITDA, and Adjusted EBITDA to the Consolidated Financial Statements, please refer to the tables below.
Cash Operating Costs measures operating expenses excluding stock-based compensation expense, depreciation and amortization, impairment losses or recoveries on trade receivables, restructuring charges, acquisition related costs, the impact of unrealized gains or losses on foreign exchange contracts, and financing charges. EBITDA measures net loss from continuing operations excluding finance expense, income taxes, depreciation of property, plant and equipment, and amortization of intangible assets. Adjusted EBITDA adjusts EBITDA for stock-based compensation expense, transactional gains and losses, acquisition related costs, finance and other income, recovery on settlement of contingent consideration, asset impairment charges, and the impact of unrealized gains or losses on foreign exchange contracts.
[4] Total Operating Expenses refer to the measure reported in accordance with IFRS.
[5] Capital Expenditure is defined as Additions to property, plant and equipment and Investment in other intangible assets as disclosed in the Consolidated Statements of Cash Flows

Operating Expenses and Cash Operating Costs

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
	2022	2021	$ Change	% Change
Research and Product Development	$ 22,944	$ 19,870	$ 3,074	15%
General and Administrative	5,561	7,420	(1,859)	(25%)
Sales and Marketing	3,381	3,417	(36)	(1%)
Operating Expenses	$ 31,886	$ 30,707	$ 1,179	4%

Research and Product Development (cash operating cost)	$ 21,526	$ 17,153	$ 4,373	25%
General and Administrative (cash operating cost)	5,921	6,408	(487)	(8%)
Sales and Marketing (cash operating cost)	3,163	3,043	120	4%
Cash Operating Costs	$ 30,610	$ 26,604	$ 4,006	15%

(Expressed in thousands of U.S. dollars)	Three months ended December 31,
EBITDA and Adjusted EBITDA	2022	2021	$ Change
Net loss from continuing operations	$ (34,427)	$ (43,836)	$ 9,409
Depreciation and amortization	2,828	3,272	(444)
Finance expense	300	313	(13)
Income taxes (recovery)	(3,004)	(233)	(2,771)
EBITDA	$ (34,303)	$ (40,484)	$ 6,181
Stock-based compensation expense	1,471	2,319	(848)
Acquisition related costs	106	1,580	(1,474)
Finance and other (income) loss	(15,731)	11,366	(27,097)
Recovery on settlement of contingent consideration	(9,891)	-	(9,891)
Impairment loss on intangible assets	13,024	-	13,024
Impact of unrealized (gains) losses on foreign exchange contracts	(1,057)	(263)	(794)
Adjusted EBITDA	$ (46,381)	$ (25,482)	$ (12,899)

Operating Expenses and Cash Operating Costs
(Expressed in thousands of U.S. dollars)	Year ended December 31,
	2022	2021	$ Change	% Change
Research and Product Development	$ 95,952	$ 62,162	$ 33,790	54%
General and Administrative	28,754	24,725	4,029	16%
Sales and Marketing	12,851	12,904	(53)	(0%)
Operating Expenses	$ 137,557	$ 99,791	$ 37,766	38%

Research and Product Development (cash operating cost)	$ 84,048	$ 52,539	$ 31,509	60%
General and Administrative (cash operating cost)	23,137	19,754	3,383	17%
Sales and Marketing (cash operating cost)	11,582	11,489	93	1%
Cash Operating Costs	$ 118,767	$ 83,782	$ 34,985	42%

(Expressed in thousands of U.S. dollars)	Year ended December 31,
EBITDA and Adjusted EBITDA	2022	2021	$ Change
Net loss from continuing operations	$ (173,494)	$ (114,397)	$ (59,097)
Depreciation and amortization	13,357	9,752	3,605
Finance expense	1,279	1,294	(15)
Income taxes (recovery)	(3,536)	(216)	(3,320)
EBITDA	$ (162,394)	$ (103,567)	$ (58,827)
Stock-based compensation expense	9,408	9,669	(261)
Acquisition related costs	2,857	2,115	742
Finance and other (income) loss	2,102	8,813	(6,711)
Recovery on settlement of contingent consideration	(9,891)	-	(9,891)
Impairment loss on intangible assets	13,024	263	12,761
Impact of unrealized (gains) losses on foreign exchange contracts	862	519	343
Adjusted EBITDA	$ (144,032)	$ (82,188)	$ (61,844)

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CNW 08:30e 17-MAR-23